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                              March 11, 2024

       Peter Tropoli
       General Counsel & Corporate Secretary
       Whitestone REIT
       2600 S. Gessner Road, Suite 500
       Houston, TX 77063-3223

                                                        Re: Whitestone REIT
                                                            DEFA14A filed March
7, 2024
                                                            File No. 001-34855

       Dear Peter Tropoli:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       DEFA14A filed March 7, 2024

       General

   1. Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and
describe the participants       direct or indirect interests.    Please note
that
                                                        the legend must advise
security holders where they can currently obtain such information, which requirement is
not satisfied by including a general reference to filings made by the soliciting party. In
this respect, we note your statements that "[i]nformation regarding the ownership of the
Company   s trustees and executive officers in Company common
                                                        shares and other
securities is included in their SEC filings on Forms 3, 4, and 5..." and
                                                        "[i]nformation can also
be found in the Company   s other SEC filings, including the
                                                        Company   s Annual
Report on Form 10-K." Please revise to provide more specific references. Refer to
Rule 14a-12(a)(1)(i) and Question 132.03 of the Compliance and
                                                        Disclosure
Interpretations for Proxy Rules and Schedules 14A/14C, available at
https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi.htm.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Tropoli
Whitestone REIT
March 11, 2024
Page 2

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNamePeter Tropoli                              Sincerely,
Comapany NameWhitestone REIT
                                                             Division of
Corporation Finance
March 11, 2024 Page 2                                        Office of Mergers
and Acquisitions
FirstName LastName